FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For January 17, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:
1.   News Release dated January 17, 2007
2.   Material Change Report dated January 17, 2007 (re: January 17/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___✓___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: January 17, 2007   By: *"Michael Levy"*
                                          Name

                                 Its: President and Director
                                         (Title)



PETAQUILLA
M I N E R A L S   L T D.

| **Trading Symbols:** |
| TSE: PTQ |
| OTCBB: PTQMF |
| FWB: P7Z |

NEWS RELEASE

STOCK OPTIONS GRANTED

Vancouver, BC - January 17, 2007: Michael Levy, the President of Petaquilla Minerals Ltd. ("Petaquilla" or the "Company"), is pleased to announce the granting of incentive stock options pursuant to the Company's Stock Option Plan approved by the shareholders of the Company on December 8, 2006. On the recommendations of the Company's Compensation Committee and subject to acceptance by the Toronto Stock Exchange, the Board of Directors has granted options to 51 individuals, comprising directors, officers, employees and service providers, to purchase an aggregate of 6,522,154 shares for a period of five years at a price of $2.01 per share.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN


FORM 51-102F3
MATERIAL CHANGE REPORT


Item 1.   **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   **Date of Material Change**

January 17, 2007

Item 3.   **News Release**

The Company's news release dated January 17, 2007, was disseminated by CNW on January 17, 2007.

Item 4.   **Summary of Material Change**

The Company announced the granting of 6,522,154 incentive stock options.

Item 5.   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.   **Date of Report**

Dated January 17, 2007

PETAQUILLA MINERALS LTD.

Per: "Michael Levy"

Michael Levy
President



Trading Symbols:
TSE: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

STOCK OPTIONS GRANTED

Vancouver, BC - January 17, 2007: Michael Levy, the President of Petaquilla Minerals Ltd. ("Petaquilla" or the "Company"), is pleased to announce the granting of incentive stock options pursuant to the Company's Stock Option Plan approved by the shareholders of the Company on December 8, 2006. On the recommendations of the Company's Compensation Committee and subject to acceptance by the Toronto Stock Exchange, the Board of Directors has granted options to 51 individuals, comprising directors, officers, employees and service providers, to purchase an aggregate of 6,522,154 shares for a period of five years at a price of $2.01 per share.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN